May 31, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 18, 2017 File No. 333-217350

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated May 30, 2017, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on May 18, 2017. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

March 2017 Private Placements

1.	Please provide us a detailed discussion and analysis to support the finding that the private placement transaction was completed at the time of filing of the resale registration statement. We specifically note your disclosure that "in lieu thereof, the conversion price of such Debentures shall thereafter be 85% of the volume weighted average price at the time of conversion. In the event the Company does not elect to pay such amortization amounts in cash, each investor, in their sole discretion, any increase the conversion amount subject to the alternative conversion price by up to four times the amortization amount." For guidance, please refer to Securities Act Compliance and Disclosure Interpretation Question 139.11 on the Commission's website. We may have further comment.

John Reynolds

May 31, 2017

Response:

We respectfully submit that the transactions contemplated by the Securities Purchase Agreement, dated as of March 15, 2017, and the Exchange Agreements, dated as of March 15, 2017 (collectively, the “Agreements”), and the related transaction documents fully comply with the Staff’s guidance regarding private placements under Question 139.11 of the Staff’s Compliance and Disclosure Interpretations (the “C&DI”) .

The transactions contemplated by the Agreements were completed and closed on March 21, 2017 (“Closing Date”). On the Closing Date, the Investors acquired the ownership of the $16,010,260 of debentures (the “Debentures”) validly issued by the Company. The Investors paid the full purchase price on the Closing Date. There are, or were, no other closings under the Agreements.

The C&DI, in relevant part, provides as follows:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock (emphasis added). There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

We respectfully submit that the transactions contemplated by the Agreements fully comply with the above Staff guidance. At the time that the Company and the Investors executed the transaction documents, all of the terms of the Debentures were determined. Accordingly, in accordance with the above-referenced C&DI guidance, the Investors were irrevocably bound to purchase a set number of Debentures for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the Registration Statement or at any subsequent date. As a result, the Investors were at market risk as of the Closing Date, which was well in advance of the date of filing of the Registration Statement with the Commission.

We further respectfully note that, as expressly stated in the above highlighted portion of C&DI Question 139.11, this PIPE analysis applies to the convertible securities (i.e., the debentures), and not to the underlying common stock. The portion of the Debentures the Staff is referring to in the Comment Letter is an optional conversion feature for the underlying shares, not related to the price of the Debenture itself, which was fixed and fully paid for on the Closing Date. Accordingly, it is not relevant to the PIPE analysis that the conversion price of the Debenture may be adjusted to a formula price that varies with market prices. Rather, the analysis is dependent only on the investor being irrevocably bound to purchase the Debentures at a fixed price that is not based on market price or a fluctuating ratio. This requirement is clearly satisfied under the terms of the Agreements. We further note that, unlike other amortizing payment features that may accelerate cash repayment (and to which we acknowledge the Staff has objected in the past), under this structure the acceleration right is only with respect to the conversion feature and does not accelerate or increase the Company’s obligation to repay the Debenture – the right only effects the conversion rate of debentures into Common Stock which is consistent and complies with Question 139.11.

John Reynolds

May 31, 2017

*****

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 379-9141.

Sincerely, Shutts & Bowen LLP /s/ J. Thomas Cookson

JTC/ddc

cc:	Michael Killoy
Securities and Exchange Commission

David Link
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

May 31, 2017

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated May 30, 2017, Rennova Health, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer